Exhibit 99.1

E-House Reports First Quarter 2012 Results

SHANGHAI, China, May 24, 2012 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter ended March 31, 2012.

First Quarter 2012 Financial and Operating Highlights

•                      Total gross floor area (“GFA”) of new properties sold was 1.9 million square meters. Total value of new properties sold was RMB14.6 billion ($2.3 billion)(1).

•                      Total revenues decreased 29% year-on-year to $59.1 million.

•                      Non-GAAP(2) loss from operations was $39.8 million.

•                      Non-GAAP net loss attributable to E-House shareholders was $16.8 million, or $0.21 loss per diluted American depositary share (“ADS”).

“Although the overall sentiment of China’s real estate market remains subdued, reflected by low transaction volume in the first quarter, recent market transaction data has been slightly better than our expectation at the beginning of the year. While we do not expect the government to change its restrictive real estate policies in the near future, there are reasons to believe that the real estate market has passed the low point for the year. Moreover, we expect developers will continue to be willing to cut prices in exchange for transaction volumes,” commented Xin Zhou, E-House’s co-chairman and CEO.

“To better meet the demand of our clients in this challenging real estate environment, we integrated our online advertising, online e-commerce transactions and offline on-site sales support services, and successfully tested our performance-based e-commerce revenue model in the first quarter,” continued Mr. Zhou. “We believe results-oriented advertising, channel-focused marketing and online-to-offline integrated services are the future of China’s real estate service industry. Now that we have completed our merger with CRIC, our new corporate and operational structure will help us take full advantage of those trends.”

Bin Laurence, E-House’s CFO, added, “With the completion of our merger with CRIC and the infrastructure of our platforms mostly in place, we are now focusing more on internal cost control. First quarter selling, general and administrative expenses showed a substantial sequential decline compared with the fourth quarter of last year, partly due to reduced merger-related professional expenses and specific marketing expenses, as well as a result of internal cost control. We will continue our cost control efforts in the next few quarters.”

Financial Results for the First Quarter of 2012

Revenues

First quarter total revenues were $59.1 million, a decrease of 29% from $83.3 million for the same quarter of 2011.

(1)  This press release contains translations of certain RMB amounts into U.S. dollar amounts solely for the convenience of the reader. The RMB amounts were translated into U.S. dollar amounts at a rate of RMB6.2997 to US$1.00, which is the average central parity rate announced by the People’s Bank of China for the first quarter of 2012.

(2)  E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) per basic ADS and (5) net income (loss) per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Real Estate Brokerage Services

Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. First quarter revenues from real estate brokerage services were $23.6 million, a decrease of 47% from $44.5 million for the same quarter of 2011.

First quarter revenues from primary real estate agency services were $20.8 million, a decrease of 47% from $39.3 million for the same quarter of 2011. The decrease was mainly due to restrictive government measures aimed at China’s real estate industry, the effect of which started to become more pronounced around the second quarter of 2011. This resulted in a 37% decrease in total GFA of new properties sold and a 47% decrease in total transaction value of new properties sold during the first quarter of 2012 as compared to the same quarter of 2011. (See “Selected Operating Data” below for more details on total GFA and transaction value of new properties sold.)

First quarter revenues from secondary real estate brokerage services were $2.8 million, a decrease of 46% from $5.2 million for the same quarter of 2011. This decrease was consistent with the decline in primary real estate agency services resulting from the industry-wide slowdown, as well as the Company’s closing of a number of stores since the second half of 2011 in order to reduce cost and optimize the Company’s store network. As of March 31, 2012, E-House had a total of 68 secondary real estate brokerage stores in China, compared to 106 stores as of March 31, 2011 and 92 stores as of December 31, 2011.

Real Estate Online Services

First quarter revenues from real estate online services were $21.1 million, an increase of 3% from $20.4 million for the same quarter of 2011. The government’s restrictive real estate policies had a greater impact in the first quarter of 2012 than in the first quarter of 2011 as market participants continued to assess the effects since new policies were introduced in early 2011.

Real Estate Information and Consulting Services

First quarter revenues from real estate information and consulting services were $9.9 million, a decrease of 32% compared to $14.6 million for the same quarter of 2011. The year-on-year decrease was primarily due to a reduction in land transaction-related consulting fees, as well as a reduction in other consulting revenues from property developments due to the weak real estate market.

Other Services

Other services include offline real estate advertising services, promotional events services and real estate fund management services. First quarter revenues from other services were $4.5 million, an increase of 17% from $3.8 million for the same quarter of 2011, mainly due to the expansion of real estate promotional event services in the first quarter of 2012.

Cost of Revenues

First quarter cost of revenues was $37.7 million, an increase of 37% from $27.5 million for the same quarter of 2011, primarily due to higher salary expenses for additional sales and editorial staff, additional expenses associated with amortization of capitalized fees paid for Baidu, Inc.’s (“Baidu”) Brand Link product, which the Company started to offer in August 2011, and increased costs associated with increased revenues in promotional event services.

Selling, General and Administrative (“SG&A”) Expenses

First quarter SG&A expenses were $77.5 million, an increase of 34% from $58.1 million for the same quarter of 2011, primarily due to increases in salary expenses for the Company’s primary real estate agency service segment, additional sales and administrative staff for the Company’s online and real estate information and consulting businesses, higher marketing expenses for the Company’s online business, increased bad debt provision compared with the first quarter of 2011 and share-based compensation expenses as a result of stock options granted in 2011.

Income (Loss) from Operations

First quarter loss from operations was $54.6 million, compared to loss from operations of $1.0 million for the same quarter of 2011. First quarter non-GAAP loss from operations was $39.8 million, compared to non-GAAP income from operations of $11.6 million for the same quarter of 2011.

Net Income (Loss)

First quarter net loss was $34.0 million, compared to net loss of $1.5 million for the same quarter of 2011. First quarter non-GAAP net loss was $20.0 million, compared to non-GAAP net income of $10.5 million for the same quarter of 2011.

Net Income (Loss) Attributable to E-House Shareholders

First quarter net loss attributable to E-House shareholders was $25.9 million, or $0.33 loss per diluted ADS, compared to net loss attributable to E-House shareholders of $0.5 million, or $0.01 loss per diluted ADS, for the same quarter of 2011. First quarter non-GAAP net loss attributable to E-House shareholders was $16.8 million, or $0.21 loss per diluted ADS, compared to non-GAAP net income attributable to E-House shareholders of $7.5 million, or $0.09 per diluted ADS, for the same quarter of 2011.

Cash Flow

As of March 31, 2012, the Company had a cash balance of $331.9 million. First quarter net cash used in operating activities was $56.0 million. This amount was mainly attributable to an increase in customer deposits of $28.5 million, a decrease in income tax payable of $23.9 million, a decrease in payroll payable of $12.2 million and a $20.0 million non-GAAP net loss, partially offset by a decrease in accounts receivables of $18.2 million and a non-cash bad debt provision of $8.2 million. First quarter net cash used in investing activities was $4.5 million, mainly attributable to the payment of $3.2 million to Baidu for the exclusive right to sell its Brand Link product and operate the Baidu real estate channels, as well as regular capital expenditures of $1.7 million.

Business Outlook

The Company maintains its previous revenue estimate range of $490 million to $510 million for the fiscal year ending December 31, 2012, which represents an increase of 22% to 27% from $401.6 million in 2011. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Merger with China Real Estate Information Corporation (“CRIC”)

E-House completed its merger with CRIC, previously listed on the NASDAQ Global Select Market under the ticker symbol “CRIC”, on April 20, 2012 (“the Merger”). As a result of the Merger, CRIC has become a wholly-owned subsidiary of E-House and CRIC’s ADSs ceased trading. As the Company retains the controlling financial interest in CRIC after the Merger, this transaction will be accounted for as an equity transaction. For more information on the accounting treatment of the Merger, please see ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information—Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information.’’

Conference Call Information

E-House’s management will host an earnings conference call on May 24, 2012 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-718-354-1231
Hong Kong:	+852-2475-0994
Mainland China:	+86-10-800-819-0121

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”

A replay of the conference call may be accessed by phone at the following number until May 31, 2012:

International:	+1-718-354-1232
Passcode:	79853054

Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 230 cities. E-House offers a wide range of services to the real estate industry, including online advertising, primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion and real estate investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) per basic ADS, and (5) net income (loss) per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The Company also includes in this press release additional non-GAAP financial measures: (1) pro forma results which give effect to the Merger as if the Merger occurred on March 31, 2012 for the balance sheet items, and as if occurred on January 1, 2012 for the statement of operations and statement of comprehensive income items for the three months ended March 31, 2012, and (2) adjusted pro forma results which exclude share-based compensation expense and amortization of intangible assets in relation to business acquisitions from pro forma results. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results”, and “Unaudited Pro Forma Condensed Consolidated Financial Information” set forth at the end of this press release.

E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions are recurring expenses that will continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

In China

Michelle Yuan

Director, Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-6284

E-mail: ej@ogilvy.com

In the U.S.

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1 (646) 460-9989

E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

	December 31,	March 31,
	2011	2012
ASSETS
Current assets
Cash and cash equivalents	392,005	331,946
Restricted cash	2,582	2,937
Marketable securities	7,982	8,103
Customer deposits	56,168	83,762
Accounts receivable, net	244,081	217,804
Properties held for sale	1,287	1,289
Deferred tax assets	22,078	22,087
Prepaid expenses and other current assets	21,818	19,907
Amounts due from related parties	1,501	1,572
Total current assets	749,502	689,407
Property and equipment, net	27,976	37,186
Intangible assets, net	213,263	203,730
Investment in affiliates	32,484	32,368
Goodwill	49,328	49,378
Customer deposits, non-current	26,586	27,601
Other non-current assets	44,559	35,748
Total assets	1,143,698	1,075,418
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	5,686	5,136
Accrued payroll and welfare expenses	50,581	38,315
Income tax payable	45,762	21,837
Other tax payable	19,252	16,005
Amounts due to related parties	1,775	1,621
Advance from property buyers	2,194	2,167
Deferred revenue	11,499	14,299
Liability for exclusive rights, current	13,831	15,370
Other current liabilities	25,517	21,081
Total current liabilities	176,097	135,831
Deferred tax liabilities	40,109	40,110
Liability for exclusive rights, non-current	21,408	17,274
Other non-current liabilities	1,716	1,582
Total liabilities	239,330	194,797
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 79,065,624 and 79,111,133 shares issued and outstanding, as of December 31, 2011 and March 31 2012, respectively	79	79
Additional paid-in capital	688,094	694,519
Accumulated deficit	(101,064)	(126,787)
Accumulated other comprehensive income	46,253	46,641
Total E-House equity	633,362	614,452
Non-controlling interests	271,006	266,169
Total equity	904,368	880,621
TOTAL LIABILITIES AND EQUITY	1,143,698	1,075,418

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,
	2011	2012

Revenues	83,280	59,137
Cost of revenues	(27,498)	(37,675)
Selling, general and administrative expenses	(58,085)	(77,547)
Other operation income, net	1,325	1,502
Loss from operations	(978)	(54,583)

Interest income	650	741
Other loss, net	(1,297)	(221)
Loss before taxes and equity in affiliates	(1,625)	(54,063)
Income tax benefit	393	20,240
Loss before equity in affiliates	(1,232)	(33,823)
Loss from equity in affiliates	(254)	(150)
Net loss	(1,486)	(33,973)

Less: net loss attributable to non-controlling interests	(974)	(8,049)

Net loss attributable to E-House shareholders	(512)	(25,924)

Loss per share:
Basic	(0.01)	(0.33)
Diluted	(0.01)	(0.33)
Shares used in computation:
Basic	80,758,317	79,074,043
Diluted	80,758,317	79,074,043

Note

The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.2943 on March 31, 2012 and USD1 = RMB6.2997 for the three months ended March 31, 2012.

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended
	March 31,
	2011	2012

Net loss	(1,486)	(33,973)

Other comprehensive income, net of tax Foreign currency translation adjustment	4,750	523

Comprehensive income (loss)	3,264	(33,450)

Less: Comprehensive income attributable to non-controlling interest	(24)	(7,915)
Comprehensive income (loss) attributable to E-House shareholders	3,288	(25,535)

E-HOUSE (CHINA) HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended
	March 31,
	2011	2012
	(unaudited)	(unaudited)

GAAP loss from operations	(978)	(54,583)
Share-based compensation expense	7,375	9,085
Amortization of intangible assets resulting from business acquisitions	5,251	5,738
Non-GAAP income (loss) from operations	11,648	(39,760)

GAAP net loss	(1,486)	(33,973)
Share-based compensation expense (net of tax)	7,375	9,085
Amortization of intangible assets resulting from business acquisitions (net of tax)	4,577	4,935
Non-GAAP net income (loss)	10,466	(19,953)

GAAP net loss attributable to E-House shareholders	(512)	(25,924)
Share-based compensation expense (net of tax and non-controlling interests)	5,542	6,514
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,429	2,613
Non-GAAP net income (loss) attributable to E-House shareholders	7,459	(16,797)

GAAP net loss per ADS — basic	(0.01)	(0.33)

GAAP net loss per ADS — diluted	(0.01)	(0.33)

Non-GAAP net income (loss) per ADS — basic	0.09	(0.21)

Non-GAAP net income (loss) per ADS — diluted	0.09	(0.21)

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	80,758,317	79,074,043

Shares used in calculating diluted GAAP net loss attributable to shareholders per ADS	80,758,317	79,074,043

Shares used in calculating diluted non-GAAP net income (loss) attributable to shareholders per ADS	81,589,335	79,074,043

E-HOUSE (CHINA) HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended
	March 31,
	2011	2012
Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	2,935	1,863
Total value of new properties sold (millions of RMB)	27,543	14,621
Total value of new properties sold (millions of $)	4,182	2,321

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Overview

The following selected unaudited pro forma condensed consolidated financial information has been derived by the application of pro forma adjustments to E-House’s unaudited condensed consolidated financial information for the three months period ended March 31, 2012. The accompanying unaudited pro forma condensed consolidated balance sheet gives effect to the Merger as if it had occurred on March 31, 2012. The accompanying unaudited pro forma condensed consolidated statement of operations and comprehensive income present E-House’s results of operations for the three months ended March 31, 2012, as if the Merger had occurred on January 1, 2012. The unaudited pro forma condensed consolidated financial information is based on, and should be read in conjunction with, the financial information included in this press release. The pro forma adjustments are preliminary and based on E-House management’s estimates.

The unaudited pro forma condensed consolidated balance sheet and statement of operations and statement of comprehensive income should not be construed as being representation of the financial position or future operating results of E-House. In addition to the matters noted above, the unaudited pro forma condensed consolidated balance sheet and statement of operations and statement of comprehensive income do not reflect the effect of anticipated synergies and efficiencies associated with the Merger.

The unaudited pro forma condensed consolidated statements of operations include the transaction costs related to the Merger.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of March 31, 2012

(In thousands of U.S. dollars)

	E-House	Pro Forma Adjustments	Notes	Pro Forma Results
ASSETS
Current assets
Cash and cash equivalents	331,946	(113,125)	[A]	218,821
Restricted cash	2,937			2,937
Marketable securities	8,103			8,103
Customer deposits	83,762			83,762
Accounts receivable	217,804			217,804
Properties held for sale	1,289			1,289
Deferred tax assets	22,087			22,087
Prepaid expenses and other current assets	19,907			19,907
Amounts due from related parties	1,572			1,572
Total current assets	689,407			576,282
Property and equipment, net	37,186			37,186
Intangible assets, net	203,730			203,730
Investment in affiliates	32,368			32,368
Goodwill	49,378			49,378
Customer deposits, non-current	27,601			27,601
Other non-current assets	35,748			35,748
TOTAL ASSETS	1,075,418			962,293

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	5,136			5,136
Accrued payroll and welfare expenses	38,315			38,315
Income tax payable	21,837			21,837
Other tax payable	16,005			16,005
Amounts due to related parties	1,621			1,621
Advance from property buyers	2,167			2,167
Deferred revenue	14,299			14,299
Liability for exclusive rights, current	15,370			15,370
Other current liabilities	21,081			21,081
Total current liabilities	135,831			135,831
Deferred tax liabilities	40,110			40,110
Liability for exclusive rights, non-current	17,274			17,274
Other non-current liabilities	1,582			1,582
Total liabilities	194,797			194,797

Equity
Ordinary shares	79	39	[A]	118
Additional paid-in capital	694,519	138,261	[A]	832,780
Accumulated deficit	(126,787)			(126,787)
Accumulated other comprehensive income	46,641	7,165	[A]	53,806
Total E-House equity	614,452			759,917
Non-controlling interest	266,169	(258,590)	[A]	7,579
Total equity	880,621			767,496
TOTAL LIABILITIES AND EQUITY	1,075,418			962,293

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For The Three Months Ended March 31, 2012

(In thousands of U.S. dollars, except share data and per ADS data)

	E-House	Pro forma adjustments	Notes	Pro forma assuming 100% interest in CRIC	Share-based compensation expenses	Amortization expenses of intangible assets in relation to business acquisitions	Adjusted pro forma results (Non-GAAP)

Revenues	59,137			59,137			59,137
Cost of revenues	(37,675)			(37,675)		2,861	(34,814)
General and administrative expenses	(77,547)	(78)	[B]	(77,625)	9,163	2,877	(65,585)
Other operation income, net	1,502			1,502			1,502
Loss from operations	(54,583)			(54,661)			(39,760)

Interest income	741			741			741
Other loss, net	(221)			(221)			(221)
Loss before taxes and equity in affiliates	(54,063)			(54,141)			(39,240)
Income tax benefit	20,240			20,240		(803)	19,437
Loss before equity in affiliates	(33,823)			(33,901)			(19,803)
Loss from equity in affiliates	(150)			(150)			(150)
Net loss	(33,973)			(34,051)			(19,953)
Less: net loss attributable to non-controlling interest	(8,049)	7,397	[C]	(652)		136	(516)
Net loss attributable to E-House shareholders	(25,924)			(33,399)			(19,437)

Loss per share:
Basic	$(0.33)			$(0.28)			$(0.16)
Diluted	$(0.33)			$(0.28)			$(0.16)
Shares used in computation:
Basic	79,074,043	38,785,588	[D]	117,859,631			117,859,631
Diluted	79,074,043	38,785,588	[D]	117,859,631			117,859,631

Unaudited Pro Forma Condensed Consolidated Statement of Comprehensive Income

As of March 31, 2012

(In thousands of U.S. dollars)

	E-House	Pro Forma Adjustments	Notes	Pro Forma Results
Net loss	(33,973)	(78)	[B]	(34,051)
Other comprehensive income, net of tax foreign currency translation adjustment	523			523
Comprehensive loss	(33,450)			(33,528)
Less: Comprehensive loss attributable to non-controlling interest	(7,915)	7,278	[C]	(637)
Comprehensive loss attributable to E-House shareholders	(25,535)			(32,891)

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

1.     Basis of Pro Forma Presentation

As E-House retains the controlling financial interest in CRIC after the Merger on April 20, 2012, the Merger will be accounted for as an equity transaction. Therefore, no gain or loss will be recognized in consolidated net income or comprehensive income. The carrying amount of the non-controlling interest in CRIC will be adjusted to reflect the change in E-House’s ownership interest in CRIC. Any difference between the fair value of the consideration paid and the amount by which the non-controlling interest is adjusted will be recognized in equity.

The total consideration consists of the following:

		Amount
		$
Cash		113,124,632
Fair value of E-House shares issued*		252,106,323
Replacement of CRIC share options (additional paid-in capital)	Note [E]	31,002,902

Total consideration		396,233,857

* The fair value of E-House shares is based on the closing price of E-House’s shares as of April 20, 2012.

The consideration has been allocated as follows:

Amount
$
Non-controlling interest	258,590,440
Accumulated other comprehensive income	(7,164,889)
Additional paid-in capital	144,808,306
Total consideration	396,233,857

2.     Pro Forma Adjustments

E-House’s unaudited pro forma condensed consolidated financial information gives effect to the following pro forma adjustments:

Note [A]: To record (1) the removal of E-House’s non-controlling interest of $258,590,440 as of March 31, 2012 associated with CRIC, (2) the removal of accumulated other comprehensive income of  $7,164,889 associated with the CRIC non-controlling interest, (3) a decrease in cash and cash equivalents to reflect cash consideration of $113,124,632, (4) the issuance of 38,785,588 E-House shares based on E-House’s closing share price of $6.50 as of April 20, 2012, and (5) an increase in additional paid-in capital of $138,262,133, which is the net amount of the aforementioned items (1) through (4).

Note [B]: To record additional share-based compensation expense for the three months ended March 31, 2012 of $78,316, due to the incremental increase in fair value associated with the issuance of the new E-House share options which replaced CRIC share options.

Note [C]: To record the removal of the net loss attributable to the CRIC non-controlling interest of $7,397,103 and other comprehensive income attributable to the CRIC non-controlling interest of $118,942 for the three months ended March 31, 2012.

Note [D]: To reflect the issuance of 38,785,588 E-House shares upon closing of the transaction.

Note [E]: E-House issued E-House replacement share options to replace CRIC share options. The replacement options had a total fair value of $54,787,620, $31,002,902 of which is attributable to pre-combination services and included as a component of the consideration transferred in the Merger. The increase in additional paid-in capital was immediately offset by a decrease in additional paid-in capital given the equity, as opposed to business combination, nature of the Merger.

3.     Pro Forma Shares

The pro forma basic loss per share is based on the weighted average number of E-House shares outstanding for the three months ended March 31, 2012 plus the E-House shares issued for the Merger as shown in note [D] above.

For the three months ended March 31, 2012, the computation of diluted loss per share did not include the potential E-House shares arising from the issuance of the E-House replacement share options, as to do so would result in a decrease in loss per share.